HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park
Cnr Main Reef Road and Ward Avenue, Randfontein 1759	PO Box 2, Randfontein, 1760 Johannesburg South Africa	T +27 11 411 2000 F +27 11 411 2070 W www.harmony.co.za	NYSE and NASDAQ trading symbol HMY

JSE trading symbol HAR
March 28, 2008
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C.
20549
BY EDGAR

FOR ATTENTION:	H ROGER SCHWALL, ASSISTANT DIRECTOR DIVISION OF CORPORATION FINANCE

Re:	Harmony Gold Mining Company Limited Form 20-F for Fiscal Year Ended June 30, 2007 Filed December 7, 2007 File No. 1-31545
Dear Sir:
Reference is made to the Staff’s comment letter dated February 29, 2008 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2007. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:
Information on the Company
Disposals, page 27
1.	We note here and elsewhere in your document that you discuss certain transactions using currencies other than the U.S. dollar. Please modify your document to include the U.S. dollar equivalent amount in addition to the currency presented.

Response: The Company acknowledges the Staff’s comment and proposes to amend the 20-F to include the U.S. dollar equivalent amounts in addition to the foreign currency amount throughout Item 4 and other sections of the Annual Report.
Directors:	PT Motsepe* (Chairman), GP Briggs (Chief Executive), F Abbott (Interim Financial Director), JA Chissano*#, FFT De Buck*, Dr CM Diarra*##, KV Dicks*, Dr DS Lushaba*, C Markus*, M Motloba*, CML Savage*, AJ Wilkens**Non-Executive; #Mozambican; *##US/Mali Citizen

Secretary:	MP van der Walt
Registration Number: 1950/038232/06

Worldwide Operations
South African Operations
Masimong Shaft Complex, page 58
2.	We note your presentation by mine that includes an amount of cash profit and the amount of Capex for each year presented. We further note that in several instances the amount of Capex incurred for the mine per year exceeds the amount of cash profit or loss recognized in those same years. For several of your mines, this pattern appears to exist for all years presented. Please tell us if you have evaluated these mines for impairment and why you don’t believe they are impaired.

Response: FAS 144 requires an impairment test to be performed when circumstances indicate that an asset’s carrying value may not be recoverable, typically when an impairment trigger is identified. In addition to this GAAP requirement and as a matter of internal policy, the Company tests each mine for impairment on an annual basis. As a part of this annual impairment testing process, the Company evaluated the Masimong shaft complex as well the others where the Staff has noted that the cash operating profit (or loss) was lower than capital expenditures. These impairment evaluations indicated that the fair value of each mine was greater than the carrying value and therefore no impairment charges were recorded.

On a supplemental basis, the Company wishes to advise the Staff that the Company does not believe that the circumstance of capital expenditures exceeding cash operating profit (or loss) is necessarily an impairment trigger. At the Company’s underground operations in particular, where the life-of-mine can extend up to 20 years, substantial capital expenditures are often expected/planned for in early periods. Additionally, cash operating profit may be lower than capital expenditures in periods where substantial capital projects are underway. Using the particulars of the Masimong shaft complex as an example, the Company notes that the life-of-mine plan extends over 14 years and includes an expectation that capital expenditures will continue to exceed cash operating profit for the next 2 years. During the periods presented on page 58 of the Form 20-F, specific projects were undertaken to expand the mining area and upgrade the rail bound equipment thereby increasing the life-of-mine.
Operating and Financial Review and Prospects, page 112
General
3.	Expand your discussion throughout this section to discuss fully the causes of material changes to your financial results. We note the discussion of your results in your 2007 Annual Report posted on your website which contains details not found in this section of the 20-F. The purpose of this section in the 20-F is to provide management’s explanation of factors that have affected your financial condition and results of operations and management’s assessment of factors and trends which are anticipated to have a material effect on your financial condition and results of operations in future periods. Refer to Item 5 of Form 20-F. As examples only, we note the following:
•	Discuss and quantify the impact of the mining industry’s commitment to secure financing to fund participation of historically disadvantaged South Africans in mining assets will have on your operations and liquidity.

•	Discuss and quantify the impact the royalty payments to be required under the MPRDA beginning in 2009 will have on your future operations.

•	We note the statement on page 6 of your Annual Report that you are likely to produce marginally less gold in FY2008 but it should be of higher quality, which will benefit your bottom line. Discuss the impact these known trends will have on your operation in the Form 20-F.

•	We note the statement on page 11 of your Annual Report that the issue of most concern during FY2007 was operating costs specifically in consumables and supervisory labour. We also note that you state that implementation of the CONOPS project has not been as successful as you had originally hoped and that this project has high upfront costs. Given these issues, expand your discussion in the Form 20-F to state whether these trends are expected to continue and, if so, quantify their impact on your results.

•	We note the statement on page 16 of your Annual Report that challenges you faced in FY2007 included underperformance of your recovered grade and declining workforce productivity. Discuss the impact these known trends will have on your operation in the Form 20-F.

•	We note that the unreliability of the electricity supply in South Africa has been of a general concern to the mining industry for some time. Discuss this trend and quantify its potential impact on your operations and operating results.
Response: The Company acknowledges the Staff’s comment and proposes to amend its 2007 20-F to address the specific examples noted by the Staff as set out below. The Company will endeavor to expand its discussion throughout this Item 5 more fully in future filings.
Financing to fund participation of historically disadvantaged South Africans in mining assets
Harmony has been granted all of its mining licenses under the Minerals and Petroleum Resources Development Act. We have therefore already incurred expenses relating to HDSA participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are unable, however, to provide a specific amount of what the estimated cost of compliance will be but we will continue to monitor these costs on an ongoing basis.
Royalty Bill
The Mineral and Petroleum Resource Development Act (MPRDA) also makes reference to royalties being payable to the South African state in terms of the envisaged Mining and Petroleum Royalty Act which has not yet been finalized. The third draft of the Mineral and Petroleum Resources Royalty Bill was published on December 6, 2007 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation. This rate is then applied to revenue to calculate the royalty amount due. It is estimated that the formula could translate to a royalty rate of more than 4 percent of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5 percent rate proposed in the second draft in 2006. The payment of royalties is currently scheduled to begin on May 1, 2009, if the Bill is passed by Parliament in its current form. The Company, together with its peers, has made a presentation regarding the third draft to the Portfolio Committee of Finance on March 19, 2008. Further discussions with National Treasury will be held in the near future.
Quality ounces (bullets 3 and 5)
Due to the fact that the new mines are expected to start producing high volumes of ore, due to better economics of scale, at higher grades, we expect that cash operating costs in dollar per ounce terms will be reduced This will be dependent on the Company achieving its operational plans. The higher grade is expected to balance the decrease in volume, ensuring that there is consistency in the ounces produced, with an increase expected in revenue due to the increase in the gold price, as per the Company’s long term view on the various factors influencing the Rand gold price.
Costs and CONOPS
Costs
In order to better control our costs, we have reinstated monthly reviews to ensure that stringent cost control measures are in place and enforced. This will assist the Company to monitor and reduce consumable stores.
The Company reassessed its labor force and implemented several measures to reduce labor costs. These measures included reducing our labor force by terminating the agreements of contractors and offering voluntary severance packages to employees.
CONOPS
A task team was established to investigate the detailed working of this concept on a shaft by-shaft basis. During the December quarter, the internal due diligences on the effectiveness of the CONOPS method were completed at the Tshepong, Elandsrand, Masimong, Evander 8 and Winkelhaak shafts, as well as Cooke 2 operations. These operations and Target are the only Harmony shafts that operate on CONOPS. The review revealed that CONOPS was not an effective mining method at Masimong and it has subsequently been terminated and the majority of the workforce transferred to Phakisa. CONOPS will be reviewed continually and it is our intention to phase out CONOPS at those operations that do not deliver on our objectives. Despite our efforts to contain the costs, there may be an increase due to factors outside of our control.
Eskom
On January 24, 2008, ESKOM advised Harmony that it would be interrupting the power supply to the Company’s South African operations. As the safety of the miners could not be guaranteed, mining was halted for four days, after which shafts operated at between 60% - 80% of capacity. A meeting between ESKOM and its industrial consumers was held on January 29, 2008, whereby ESKOM committed to supplying 90% of the Company’s electricity usage. This came into effect on February 1, 2008. Management is restructuring operating processes in order to gain the most effective and efficient use of the electricity allotted. In the light of Eskom’s electricity supply disruptions and with mines operating only at 90% of Harmony’s previous power supply, the Company’s production for the March 2008 quarter will decrease. However, Harmony’s Management continues to have discussions with Eskom and are dealing with the power allocated to our shafts responsibly. We are devising new strategies on optimizing operations to produce 90% of previous electricity usage to ensure that we deliver in line with our strategic plans.
Liquidity and Capital Resources, page 177
4.	Expand your discussion in this section to specifically discuss the impacts that known trends will have on your future liquidity. As an example only, we note your discussion in page 12 of the Annual Report of the planned capital expenditures for your Growth projects, most notably the Hidden Valley project. We note your statement that these projects will require a great deal of capital over the next 2-3 years and “given the current cash position of the company we are reevaluating the planned capital expenditure”. We also note the discussion on page 141 regarding your anticipated financing needs that does not discuss this concern. Expand your discussion in the 20-F to address this concern and its impact on future results if you must scale back planned expenditures.

Response: The Company acknowledges the Staff’s comment and proposes that the discussion be expanded in our amended Form 20-Fas follows, with the additions italicized:
               Working Capital and Anticipated Financing Needs
     The Board believes that Harmony’s working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony’s present working capital needs. Several of the Growth projects will require a great deal of capital expenditure over the next two to three years, and given the current cash position, the Company is re-evaluating the planned capital expenditure, together with project timelines. Additional funding options are being investigated, including debt raising and the disposal of certain assets, such as the Cooke uranium dump. Establishing a joint venture partnership for the Hidden Valley project is also a consideration that is being investigated. Should a decision be taken to reduce or cease capital expenditure on one or more of the projects, the effect would be to delay the start of production, and therefore the associated revenue stream. For more information on Harmony’s planned capital expenditures, see “ — Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations.” Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See Item 3. “Key Information — Risk Factors — Harmony’s strategy depends on its ability to make additional acquisitions.”
Report of Independent Registered Public Accounting Firm, page F-2
5.	Please provide an audit opinion that identifies the office location of the firm.

Response: The Company acknowledges the Staff’s comment and will include “Johannesburg, Republic of South Africa” before the audit opinion date in its amended Form 20-F.
Note 2 — Accounting Policies
Note (n) — Property, Plant and Equipment, page F-14
6.	We note your policy is to capitalize costs incurred to further delineate an ore body. We note in your policy regarding exploration costs that such costs are expensed as incurred. Please explain these two policy disclosures for us, including how costs incurred to further delineate an ore body are different from exploration costs.

Response: The Company wishes to advise the Staff that costs incurred for the purpose of upgrading indicated and inferred resources, or converting measured and indicated resources to proven and probable reserves, including drilling and analysis costs at locations that are either in the production or development stage, represent exploration costs and are expensed as incurred.

When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs. These costs include the costs of precision drilling to further delineate an ore body in locations where proven and probable reserves have been established (such as those incurred to establish the exact position and displacement of known geological structures as well as the position of known sedimentological features). Therefore, unlike exploration costs, which are incurred for purposes of upgrading resources from one category to another, or for purposes of converting resources into proven and probable reserves, costs that are incurred for purposes of developing existing proven and probable reserves are capitalized as mine development costs.

7.	We note your policy is to capitalize costs as incurred until “saleable minerals are extracted”. Please tell us in more detail the circumstances considered at this point in time. It is unclear if your policy is referring to the point where more than a de minimis amount of gold ore is extracted or some other point in the process. Refer to EITF 04-6 for additional guidance.

Response: In accordance with the guidance provided by EITF 04-6, the Company’s policy is to capitalize costs as incurred until more than a de minimis amount of saleable materials is extracted from the mine. The Company proposes to clarify the policy for capitalization of mining assets by making the amendments below to Note 2 (n) (i), Accounting Policies, Property, Plant and Equipment, Mining Assets with the additions italicized:
“At the Company’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until more than a de minimis amount of saleable minerals are extracted from the mine and are then amortized using the units-of-production method over the estimated life of the ore body based on estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Subsequent mine development costs at the Company’s surface mines are treated as variable production costs.
At the Company’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalized to the extent that such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with specific ore blocks or areas of operations. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Once more than a de minimis amount of saleable materials are extracted from a specific ore block or area of operation, the costs are amortized using the units-of production method as described under (iv) below.”

Note 3 — Accounting Change, page F-18
8.	We note your disclosure that indicates that you had previously recognized depreciation on assets that had not yet reached “production levels”. We further note your response in your letter dated June 29, 2007 regarding the commencement of the production stage as it pertains to stripping costs. Please tell us in more detail the circumstances and definitions used to determine if a mine is in production. Also provide an explanation of how your current policy differs from that which is stated in your prior representations. We may have further comment.

Response: The Company wishes to advise the Staff that the policy described in its response letter dated June 29, 2007 related primarily to surface operations which, for fiscal 2007, represented only 2% of the Company’s total gold production. The response also included the Company’s policy for determining when a mine is in production for surface operations. The same policy for determining when a mine is considered to be in production is applicable to the Company’s underground mines.

Costs are therefore capitalized as part of mine development costs prior to the extraction of more than a de minimis amount of saleable material from the mine. Costs incurred after the extraction of more than a de minimis amount of saleable material are considered to be variable production costs.

Note 3, Accounting Change, Adoption of Staff Accounting Bulletin No. 108 “Considering the effects of Prior Year Misstatements when Quantifying Misstatements” in Current Year Financial Statements (“SAB No. 108”) refers to “assets that had not yet reached production levels”. On a supplemental basis, the Company wishes to clarify that its policy for determining when a mine is considered to be in production has not changed. Mines that have not yet reached “production levels” are mines for which more than a de minimis amount of saleable material has not been extracted. As discussed in Note 3, the Company determined that certain assets were being depreciated prior to the extraction of more than a de minimis amount of gold for two of its projects in progress.

The Company would also like to direct the Staff’s attention to the associated material weakness identified within Management’s Annual Report on Internal Control over Financial Reporting included in Item 15. Disclosure Controls and Procedures. During management’s assessment of the internal controls over financial reporting, it determined that preventative and detective monitoring controls over the accuracy of depreciation expense on mining assets under construction were not operating effectively. Specifically, depreciation was recorded for two projects that had not yet begun to extract more than a de minimis amount of saleable materials. The two projects related to new mining areas that are being established adjacent to, or within, an existing underground mine complex.
Note 35 — Disclosures Regarding Fair Value of Financial Instruments, page F-44
9.	We note your disclosure that indicates it is not practical to determine the fair value of unlisted equity investments. Please explain why you believe it is impractical and how your policy is consistent with U.S. GAAP. Please refer to Paragraph 111 of Appendix A of SFAS 115 for guidance.

Response: The Company acknowledges the Staff’s comment and wishes to advise that its investment in Clidet No. 700, which was acquired in December 2006, represents approximately 85% of the total balance of unlisted investments. Based on an analysis of the change in fair value of the ceded Pamodzi Gold shares, the structure of the preference shares and the relative short time period during which the shares were held prior to year end, the Company determined that the market value of this investment did not differ materially from cost at year-end. The Company will continue to monitor the market value of this investment to determine the appropriateness of carrying the investment at cost.

The remainder of the balance of unlisted investments consists of several immaterial holdings for which the market values are not readily available.

The Company proposes to clarify the disclosure regarding fair value of financial instruments by making the amendments below to Note 35 with deletions struck through and additions italicized:
               “Investments
Unlisted equity investments are carried at their original cost in the balance sheet as the directors’ believe that the original cost is not materially different from the fair value. ~~It is not practical to determine the fair value of unlisted equity investments. These investments are carried at their original cost in the balance sheet.~~ The fair value of listed equity investments is determined with reference to their market value at the end of each reporting period.”
Engineering Comments
Reserves, page 34
10.	Please change the probable reserve grade estimate labels or format from Cu (copper) to Mo (molybdenum) for the Golpu project.

Response: The Company acknowledges the Staff’s comment and proposes to amend the Form 20-F to correctly reflect the probable reserve grade estimate labels or format from Cu (copper) to Mo (molybdenum) for the Golpu project.
Reserves, page 34
Mining Reserves, page 99
11.	You state reserves for the Evander south and Wafi/Golpu projects as a result of pre-feasibility studies. It is the staff’s position that prior to declaring reserves, the company should have obtained a “final” or “bankable” feasibility study, employed the historic three-year average price for the economic analysis and the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. The Evander South utilizes existing infrastructure with a similar/adjacent ore body. Due to this reduced capital/operating cost risk, reserves may be reported as a result of a pre-feasibility study. Unless these same conditions are applicable to the Wafi/Golpu project, i.e. adjacent to Hidden Valley, Kaveroi, and Hamata projects and sharing infrastructure, you will need to remove the reserves or re-designate them as mineralized material. Please revise your definitions accordingly.

Response: The Company wishes to advise the Staff that the decision to report the Golpu ore reserve was based on comprehensive technical studies that have been carried out on this project. These include substantial geo-scientific, engineering, economic and social studies that have been completed. These studies show that the project is economically and legally viable.

These studies were completed in-house and by recognized industry consultants. As part of this process, the Company involved industry experts to conduct third party audits across all studies. Work is continuing on the Golpu project including additional drilling which is identifying more mineralisation that may result in an increase to the reserve.
The Company is currently conducting mining activities at its Hidden Valley mine in the district and has established infrastructure and presence on the ground thereby reducing the capital operating risk. A Competent Persons Report (CPR) was conducted on the Golpu project which concluded that the reserve reporting is consistent with the JORC/SAMREC and 43-101 guidelines.
The Company feels that by not reporting the economic viability of this project could be misleading to its current and potential shareholders with regards to the value of the region. At the Staff’s request, the Company can supplementally provide supporting documentation in the form of copies of both the CPR and the attendant studies undertaken on the project.
Continuing Operations, page 117
12.	Please change the fiscal year ending June 30, label to indicate the year 2007.

Response: The Company acknowledges the Staff’s comment and proposes to amend the 20-F to correctly reflect the fiscal year ending as June 30, 2007 and not 2006.
* * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully
/s/ F Abbott
F Abbott
Interim Financial Director
Cc:	K Stertzel J Davis K Schuler D Levy